

September 22, 2006

<u>**Via Facsimile (202) 661-8328 and U.S. Mail**</u>

Lou Kling, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York, 10036

RE: Energy Partners, LTD
Schedule TO-T filed August 31, 2006, as amended
by ATS, Inc. and Woodside Petroleum LTD.
File No. 5-60717

Dear Mr. Kling:

   We have the following comments on the above-referenced filings.

<u>Schedule TO</u>

1.   We note your response to prior comment three. While not necessarily concurring with your arguments, we will raise no further comments at this time.

<u>What are the Most Significant Conditions of the Offer, page 4</u>

2.   We note your response to and reissue prior comment 11. Conditions to a tender offer must be described with reasonable specificity and be capable of some measure of objective verification.

<u>Certain Conditions of the Offer, page 36</u>

3.   We reissue prior comment 10. As noted in your response letter, there may be restraints in asserting a condition if ATS takes an action to cause a condition to not be satisfied. Accordingly, your statement that you may assert conditions "regardless of the circumstances giving rise thereto" appears incorrect. If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a "fraudulent, deceptive or manipulative" practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

September 22, 2006

4.   Ina addition, revise your reference to decisions being made in your judgment to include an objective standard by which you will determine whether the condition has been triggered, such as reasonableness.

5.   We reissue prior comment 13. We understand your argument that the "final and binding" language is a common legal phrase. To the reasonable investor, however, the words "final" and "binding" may have different connotations, including that that investor may, by participating in the offer, be forfeiting the right to private action. Please revise the language in your conditions section as requested.

Closing Information

Please amend the Schedule TO-T to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. Please be advised that you may be required to extend this offer in order to allow security holders to assimilate the new disclosure about the offer provided in response to our comments.

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions